February 22, 2018 Broadcom’s Highly Compelling Proposal to Acquire Qualcomm Filed by Broadcom Limited Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Qualcomm Incorporated (Commission File No. 000-19528)

Cautionary Note Regarding Forward-Looking and Similar Statements This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholders approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Statements herein reflect the beliefs or expectations of Broadcom. Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of stockholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm stockholders. In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction. Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in Solicitation Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 20, 2017. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov. Important Information

Broadcom Remains Fully Committed to Acquiring Qualcomm Despite Qualcomm’s Unwillingness to Meaningfully Engage and its Unilateral Transfer of Value to NXP Stockholders ISS Recommends Qualcomm Stockholders Vote on the BLUE Proxy Card “FOR” Four Broadcom Nominees and States that Qualcomm Should Negotiate With Broadcom “The deterioration of [Qualcomm’s] fundamentals, combined with the significant underperformance relative to peers and the SOX index, calls into question Qualcomm's business model, and what kind of long-term return shareholders should expect over the next transition to the 5G technology.” “At this point, the best risk-adjusted scenario for QCOM shareholders would appear to be for the company to engage with Broadcom and seek to (1) close the NXP transaction at a mutually agreed price, which – absent a hell-or-high-water-like commitment from Broadcom – would provide Qualcomm with the next-best safety net of diversification, and (2) seek to negotiate a deal with Broadcom that would provide value that is both satisfactory and reasonably certain.” ISS Report – February 16, 20181 Glass Lewis Recommends Qualcomm Stockholders Vote on the BLUE Proxy Card “FOR” All Six Broadcom Nominees “At this juncture, given the Qualcomm board’s repeated rejection of Broadcom’s offer and our doubt about its willingness to seriously negotiate with Broadcom, we believe a change in the composition of the board is warranted. Moreover, given the incumbent directors’ unanimous opposition to Broadcom’s offer, we believe reconstituting a majority of the board would be necessary to kickstart the engagement effort.” Glass Lewis Report – February 20, 20181 Despite ISS and Glass Lewis Recommendations, Qualcomm Board Unilaterally Raises Bid for NXP to $127.50 Per Share Raised bid for NXP despite repeated statements that $110 is “full and fair” and despite not having obtained MOFCOM approval NXP was trading at $118.50 before Qualcomm’s announcement Transfers $4.10 per Qualcomm share of value from Qualcomm stockholders to NXP stockholders Broadcom Adjusts Offer for Qualcomm to $79 Per Share Broadcom adjusts price by $3 / share, even though $4.10 of value was transferred to NXP stockholders All other terms of Broadcom’s proposed merger agreement remain unchanged Willing to increase offer by $3 / share more in cash if the NXP transaction does not occur Permission to use quotation neither sought nor obtained

Broadcom urges Qualcomm stockholders to vote the BLUE CARD for ALL six independent, highly qualified nominees to ensure engagement with Broadcom Independent CEO / CFO Experience Technology R&D / Experience M&A / Finance Experience International Supply Chain Experience Large Cap, Public Company Board Experience Broadcom’s Nominees Are Independent and Highly Qualified

Qualcomm Has Repeatedly Failed to Deliver Stockholder Value Qualcomm’s Standalone Plan Rehashes 2015’s Broken Promises and is Not Credible NXP Will Not Solve Qualcomm’s Problems Broadcom’s Offer Provides Significantly More Value to Qualcomm Stockholders Than Any Other Alternative Broadcom’s Offer Provides Substantial Deal Certainty and a Clear Path to Completion for Qualcomm Stockholders Qualcomm Stockholders Deserve Directors Who Will Secure the Benefits of Broadcom’s Highly Compelling Proposal Broadcom Has Made a Highly Compelling Proposal VOTE THE BLUE CARD FOR ALL SIX NOMINEES TO SUPPORT BROADCOM’SHIGHLY COMPELLING OFFER BROADCOM STANDS READY TO EXECUTE THE MERGER AGREEMENT IT HAS DELIVERED TO QUALCOMM

Broadcom’s Highly Compelling Proposal Highly Compelling Value $79 per Qualcomm share $57 in cash and remainder in Broadcom shares 50% premium to Qualcomm 30-day VWAP(1) 44% premium to Qualcomm unaffected price(2) Substantial Regulatory Certainty Merger agreement includes significant commitments to assuage all reasonable regulatory risks: Upfront commitment to divest Qualcomm’s Wi-Fi networking processors and RF Front End chips businesses Additional commitment to take any other actions required by regulatory agencies with respect to Qualcomm’s other businesses and assets subject to the very high “Material Adverse Effect” standard. Regulatory reverse termination fee of $8 billion 6% per annum ticking fee on the cash portion of the consideration (net of dividends) for the period commencing 12 months after signing until closing Broadcom’s counsel has demonstrated that the reasonable areas of substantive regulatory inquiry are resolvable with reasonable remedies that Broadcom is prepared to agree to Financing Certainty No financing condition Broadcom has entered into binding financing commitments with 12 financial institutions in an amount sufficient to fully fund the transaction and to fund post-closing working capital needs Silver Lake, KKR and CVC have agreed to provide $6 billion in convertible note financing Board Seats Paul Jacobs and one other Qualcomm director invited to join the combined company’s board 30-day VWAP of $52.71 calculated as of November 2, 2017, the last trading day prior to media speculation regarding a potential transaction Unaffected price of $54.84, the closing price of Qualcomm common stock on November 2, 2017, the last trading day prior to media speculation regarding a potential transaction Broadcom has provided a merger agreement highly favorable to Qualcomm and its stockholders

I.Qualcomm Has Repeatedly Failed to Deliver Stockholder Value

Note:Market data as of 11/2/2017, Qualcomm’s last unaffected date Qualcomm’s Performance is in the Bottom Decile of the S&P 500 Qualcomm’s Stock Price Has Significantly Underperformed Return 8% 664% Rank 433 7 Percentile 9% 99% 5-Year Return of S&P 500 Constituents

“We are ramping investments necessary to extend our leadership position in 5G as operators and customers seek to accelerate their launch date…. The modem technology and complexity is increasing, and we believe we can continue to outperform our competitors with our level of 5G innovation. It is clear that our technology position and product road map are as strong as they have ever been.” Qualcomm Failed to Turn 4G Leadership Into Stockholder Value Qualcomm Failed to Monetize 4G Leadership… …Why Will 5G Be Any Different? ? ? “...we've been investing [in] LTE technology, and we really believe that we are in a product leadership position … and because we are the leaders in the 3G technology, because [we’ve] been investing very heavily in this LTE technology, we believe strongly and our experience to date is that we will be the leaders [in] 4G as well. So really exciting opportunity there.” Paul Jacobs Qualcomm CEO March 2, 2010 Steve Mollenkopf Qualcomm CEO July 19, 2017 Stock Chart EBT Margin Stock Chart EBT Margin Note:Market data as of 11/2/2017, Qualcomm’s last unaffected date; non-GAAP financials presented

(2) Qualcomm’s Poor Execution Has Resulted in Significant Revenue Declines During a Period of Strong Industry Growth Qualcomm is in Decline FY2014 – FY2017 Revenue Growth CAGR Unrealistic Long-Term Revenue Growth Target (1) 2018 Plan REALITY DISCONNECT MASSIVE UNDERPERFORMANCE (1) Per Gartner QCT and Qualcomm revenue pro forma for CSR acquisition in 2014 and excludes TDK JV revenue contribution based on filings and press releases

Qualcomm is Overstating its 5G Growth Opportunities Qualcomm’s 4G Growth Benefitted From a Unique Set of Tailwinds 39% 67% ~15 providers ~5 providers Fewer baseband / app processor providers make share increases more difficult Smartphone market has matured Unclear which 5G “killer app” or device will drive initial growth Baseband Market Share Worldwide Sales Unit Volume (in billions) 2008 2014 2008 2014 The 5G Transition Dynamics are Significantly Worse for Qualcomm Qualcomm easily took share thanks to a highly fragmented market Qualcomm rode the wave of smartphone adoption (1) (1) 1) Per Gartner

Qualcomm’s Broken Business Model Impacts Results Qualcomm’s Projected 6-8% Revenue Growth Rate is Unrealistic Given These Trends ? Qualcomm Mobile Phone Application Specific Revenue is in Decline(1) Downward Pressure on Implied QTL Royalty Rate(2) ($ in billions) Qualcomm no longer discloses royalty rates ? Per Gartner Calculated as QTL revenue divided by device shipments and divided by device ASP; data from Qualcomm Investor Presentation dated April 19, 2017 CAGR: 13%

Despite Rapid Revenue Growth During the 4G Transition, Qualcomm Failed to Create Positive Operating Leverage in its Business Qualcomm’s Margins Have Declined Even When Revenue Has Grown… $11.0 Revenue EBT Margin Revenue and EBT Margin ($ in billions) 2010 à 2017 EBT Margin Decline: 1,399 bps Note:Non-GAAP financials presented

Qualcomm’s Inability to Manage its Cost Structure Caused Profitability to Decline Precipitously …And Qualcomm Has Significantly Underperformed its Peers CAGR FY2014 – FY2017 PEERS Revenue 6% 7% Gross Profit 5% 10% EBT 10% 17% Net Income 11% 18% Note:EBT margin as reported; non-GAAP financials presented. Peer set consists of ADI, AVGO, INTC, MCHP, MXIM, NVDA, SWKS, TXN and XLNX. Financials pro forma for acquisitions

$21B in Repurchases Since FY2014 Mask a 32% Decline In Underlying EPS Share Repurchases Have Masked a Dramatic Earnings Decline $5.27 $4.66 $4.44 $4.28 18% of EPS driven from buybacks Note:Non-GAAP financials presented; diluted EPS and shares presented ? Qualcomm EPS is Being Inflated by Stock Buybacks

II. Qualcomm’s Standalone Plan Rehashes 2015’s Broken Promises and is Not Credible

SOX S&P 500 Qualcomm’s Broken Promises #2 QCT Growth #3 Cost Reductions #4 Operating Margins #5 Profitable Growth #1 Create Sustainable Value For Stockholders 2015 PLAN 2018 PLAN “We are poised to excel in an even larger market set of opportunities and to deliver tremendous value to Qualcomm stockholders” “We are committed to driving meaningful change to improve our near-term performance while preserving our ability to create sustainable value over the long term…” Steve Mollenkopf CEO, July 22, 2015 Steve Mollenkopf CEO, Jan. 16, 2018 Share Price Returns Since 2015 Plan Total Returns Since 2015 Plan BROKEN PROMISE Including: $7B of buybacks $7B of dividends SOX S&P 500 ? Note:Market data from 7/22/2015 to 11/2/2017

“…we are investing in adjacent opportunities that are already delivering significant revenue for QCT today, and which will — which we expect to drive meaningful growth for QCT in the coming years” “Our ability to grow the business at 6%-8% annually over time is underpinned by growth from the expansion of our service addressable market, or SAM, from $23B in 2015 to $150B in 2020” Qualcomm’s Broken Promises ($ in billions) (1) #2 QCT Growth #3 Cost Reductions #4 Operating Margins #5 Profitable Growth #1 Create Sustainable Value For Stockholders Steve Mollenkopf CEO, July 22, 2015 George Davis CFO, Jan. 16, 2018 CAGR 6% BROKEN PROMISE 2015 PLAN 2018 PLAN ? Note: Non-GAAP financials presented 1) Pro forma for ~$780M CSR revenue before acquisition date of 8/13/2015; does not include reported revenue of $676M from joint venture with TDK after transaction date of 2/3/2017

Qualcomm’s Broken Promises “Our estimate also reflects the benefits of a new $1 billion cost reduction program we will be implementing immediately as we move to align our cost structure toward our long term margin targets” ($ in billions) “…we are taking actions to substantially reduce costs, taking our fiscal 2015 spending base down by approximately $1.1 billion annually” #2 QCT Growth #4 Operating Margins #5 Profitable Growth #1 Create Sustainable Value For Stockholders #3 Cost Reductions Steve Mollenkopf CEO, July 22, 2015 George Davis CFO, Jan. 16, 2018 BROKEN PROMISE OpEx Decreases Only $250M(1) 2015 PLAN 2018 PLAN ? Note:Non-GAAP financials presented 1) Pro forma for ~$330M CSR operating expenses before acquisition date of 8/13/2015; does not include estimated operating expenses of ~$200M from joint venture with TDK after transaction date of 2/3/2017

Note:Non-GAAP financials presented Qualcomm’s Broken Promises “We are continuing to target a QCT operating margin of at least 20%” “We continue to target longer term QTL margins in the range of 86% to 88%” #2 QCT Growth #4 Operating Margins #5 Profitable Growth #1 Create Sustainable Value For Stockholders #3 Cost Reductions “For the long run, we expect to be growing revenues at a minimum of 6% on average per year while delivering operating margins of 40%” Steve Mollenkopf CEO, July 22, 2015 Steve Mollenkopf CEO, Jan. 16, 2018 2015 Plan 2015 Plan 2015 PLAN 2018 PLAN BROKEN PROMISE ?

Qualcomm’s Broken Promises FY2015 FY2016 FY2017 Unrealistic 2018 Plan Revenue Growth (5%) (7%) (1%) 6% – 8% Operating Margin 34% 33% 31% 40% EPS Growth (12%) (5%) (4%) 12% – 16% (2x rev growth) #2 QCT Growth #4 Operating Margins #1 Create Sustainable Value For Stockholders #3 Cost Reductions #5 Profitable Growth Steve Mollenkopf CEO, July 22, 2015 “Improve execution, enhance financial performance and drive more profitable growth across the company” “Execution of our strategy over the next year will make the company even more valuable… and support our expectation of non-GAAP EPS growth of 2x revenue growth” Steve Mollenkopf, CEO George Davis, CFO Jan. 16, 2018 2015 PLAN 2018 PLAN BROKEN PROMISE ?

Revenue Growth 6 - 8% 3-4x semi industry estimates EPS Growth 2x Only grown EPS faster than revenue three times in 10 years Cost Reductions Unable to achieve previous commitments Licensing Resolutions Plan assumes more revenue recaptured than lost ? Qualcomm’s FY2019 Projections Are Not Credible… $6.75 - 7.50 Given Qualcomm’s Broken Promises, Should Investors Really Believe Qualcomm Can Accurately Project Two Years Forward? FY2019 EPS 2018 Plan Unrealistic Assumptions Note: Consensus estimates as of 2/2/2018

…And Have Unrealistic Dispute Resolution Assumptions Midpoint of Qualcomm’s FY2019 EPS target assumes restoration of $3.25B in lost revenue from its licensing program, levels higher than when the disputes first arose (1) (1) Annualized QTL Revenue $3.1B of Estimated Lost QTL Revenue ($ in billions) Qualcomm Plan Assumes Licensing Revenue Will Resume at Higher Levels Than Before 1) Last two quarters of fiscal year annualized

III. NXP Will Not Solve Qualcomm’s Problems

NXP Has Failed to Keep Pace With Industry Growth and Severely Lagged its Peers in 2017 CY2017 YoY Average Revenue Growth(1) ADI revenue pro forma for the LLTC acquisition, AVGO revenue pro forma for the BRCD acquisition, CAVM revenue pro forma for the QLGC acquisition, Intel revenue is adjusted for the Mobileye acquisition and McAfee divestiture, MCHP revenue pro forma for the ATML acquisition, NXPI revenue pro forma for the Standard Products divestiture and Renesas revenue pro forma for the ISIL acquisition Peers as defined by NXP in most recent annual filing or Form 20-F include Analog Devices, Broadcom, Cavium, Infineon, Intel, Maxim Integrated Products, Microchip, Power Integrations, Renesas, Silicon Laboratories, STMicroelectronics and Texas Instruments NXP HPMS excludes Corporate & Other Revenue 378 bps HPMS (3)

NXP is a Savvy Seller ANNOUNCED BUYER DEAL VALUE TRANSACTION OBSERVATIONS April 2008 $1.6 Billion Sale of 80% of Cellular Baseband business Contributed to a Joint Venture with Ericsson in 2009 Subsequently dissolved in 2013 December 2010 $855 Million Sale of Sound Solutions business In 2015, the speaker business lost $272 million (on $235 million of revenue) Sold in 2016 for $45mm following large write downs and losses May 2015 $1.8 Billion Sale of RF Power business RF market downturn following sale June 2016 $2.8 Billion Sale of Standard Products business Buyers paid a rich multiple (2.3x LTM revenues, 65% above ON Semiconductor’s multiple at the time and 35% above the ON/Fairchild acquisition multiple)

IV. Broadcom’s Offer Provides Significantly More Value to Qualcomm Stockholders Than Any Other Alternative

Broadcom’s Highly Attractive Proposal Delivers Certainty of Value with Equity Upside Potential for Qualcomm Stockholders Broadcom’s Proposal Offers a Significant Premium Qualcomm Share Price Performance Qualcomm has only traded above $79 per share for 1% of its 26+ year history as a public company Note:Market data as of 11/2/2017, Qualcomm’s last unaffected date; VWAP based on trading days $52.71 30-Day VWAP 50% Premium $79.00 Offer Price

Broadcom’s Substantial Premium Offers Qualcomm Stockholders Top-Performing Equity Returns Broadcom’s Proposal is in Elite Territory + 50% premium to Qualcomm’s 30-day VWAP would rank in the top decile 50% Premiums Paid in M&A Transactions Since 2001 Source: Thomson One Note:Announced transactions greater than $25bn from 1/1/2001 to 2/21/2018, excluding transactions with financially distressed targets

Qualcomm is Trading Well Below Peak Value Because of its Own Poor Decisions: Major customer disputes Combative regulatory relationships Diminishing market position Declining profit margins Broadcom’s Offer is Clearly Not Opportunistic Broadcom first approached Qualcomm regarding a strategic combination in 2016 when Qualcomm’s market cap was $20 billion higher than Broadcom’s Note: Market data as of 11/2/2017, Qualcomm’s last unaffected date

Broadcom’s Offer Ascribes a Premium Multiple to Qualcomm Qualcomm Historical NTM P / E Multiple(1) Qualcomm Historical NTM EBITDA Multiple(1) 1) Market data as of 11/2/2017, Qualcomm’s last unaffected date; based on consensus estimates, not pro forma for NXP acquisition NTM EBITDA Offer Multiple NTM P / E Offer Multiple

Cash component crystallizes $57 in value – on its own a premium to Qualcomm’s unaffected share price Stock component affords participation in combined company’s significant upside potential Broadcom has an unmatched track record of execution and price appreciation following M&A transactions Proposal Provides Qualcomm Stockholders With Substantial Upside Potential and Downside Protection Stock Cash Significant downside risk protection for Qualcomm Stockholders Significant Equity Upside $79.00

Broadcom Has Demonstrated its Commitment to the Transaction by Increasing Total Enterprise Value of its Offer Throughout Every Step of the Process Broadcom Has Increased the Total Enterprise Value of its Offer Total Enterprise Value of Broadcom’s Proposal Note: Total enterprise value calculation assumes most recent balance sheets and NXP offer price at time of proposal

Long-Term Operating Margin Target: 45% L-T OM Tgt: 47.5% Long-Term Operating Margin Target: 30% Long-Term Operating Margin Target: 40% Broadcom Management’s Track Record of Successfully Integrating Large, Complex M&A Significantly De-Risks Equity Component of Offer for Qualcomm Stockholders Broadcom Has a Proven Track Record of Successful Integrations… LSI Non-GAAP EBIT margin of 16% prior to acquisition Transaction closed May 2014 BRCM Non-GAAP EBIT margin of 26% prior to acquisition Transaction closed Feb. 2016

…And Post-Announcement Value Creation / / / Broadcom Has a Proven Track Record of Considerable Share Price Appreciation Following Acquisitions Broadcom Returns Following Transaction Announcement / Rumor(1) S&P 500 S&P 500 S&P 500 1) Broadcom returns from day prior to announcement or rumor (12/13/2013, 5/26/2015 and 10/28/2016) to 2/21/2018

V.Broadcom’s Offer Provides Substantial Deal Certainty and a Clear Path to Completion for Qualcomm Stockholders

Asset Buyer Wireless IoT Business uWave $5.9B Months to Antitrust Approval 10 Months to Close 12 Asset Divestitures 6 Broadcom Successfully Closes Transactions in a Timely Manner $6.6B Months to Antitrust Approval 4 Months to Close 5 Asset Divestitures 2 $36.1B Months to Antitrust Approval 6 Months to Close 8 Asset Divestitures 2 Asset Buyer IP Networking / Ruckus Data Center Business Brocade Vyatta Software Brocade vEPC Assets Brocade vADC Assets Brocade SDN Controller Asset Buyer Axxia Networking Business Flash Businesses

Product categories with significant overlap have already been addressed Broadcom’s proposed merger agreement requires Broadcom to divest Qualcomm’s Wi-Fi networking processor and RF Front End businesses Other areas Qualcomm claims are issues, simply are not NFC: Broadcom divested its NFC business in August 2016 Wi-Fi/Bluetooth: These chips will be divested with the Wi-Fi networking segment Broadcom has proposed a compelling package of antitrust provisions that reinforce Broadcom's commitment to gaining regulatory approvals Planned divestitures of businesses with overlap will significantly expedite regulatory approval process Additional commitment to take any other actions required by regulatory agencies with respect to Qualcomm’s other businesses and assets subject to the very high “Material Adverse Effect” standard Generous ticking fee if the transaction closes later than 12 months post agreement Highest ever regulatory reverse termination fee of $8 billion Broadcom is Confident its Divestiture Plan and Regulatory Commitments Will Enable Regulatory Approval Within 12 Months Excellent M&A-related divestiture track record Broadcom Has Fully Addressed Qualcomm’s Regulatory Concerns

No Financing Condition: Broadcom Has Signed Binding Agreements to Fully Fund the Transaction and to Fund Post-Closing Working Capital Needs $100 Billion of Commitments 12 financial institutions have agreed to provide up to $100 billion, including a $5 billion revolving credit facility, and bridge financing Financial institutions include: BofA Merrill Lynch, Citigroup, affiliates of Deutsche Bank AG, J.P. Morgan, Mizuho, MUFG, SMBC, Wells Fargo, Scotiabank, BMO Capital Markets, RBC Capital Markets and Morgan Stanley $6 Billion in Convertible Notes Silver Lake, KKR and CVC have agreed to provide $6 billion in convertible note financing

VI.Qualcomm Stockholders Deserve Directors Who Will Secure the Benefits of Broadcom’s Highly Compelling Proposal

Recent History of Interactions with Qualcomm Following Broadcom’s Public Proposal: Feb 2, 2018: Broadcom CFO contacted Qualcomm’s financial advisor to provide terms of an improved proposal, in hopes of engagement No response Feb 2, 2018: Broadcom’s financial advisor contacted Qualcomm’s financial advisor to provide terms of an improved proposal Qualcomm’s financial advisor: “Let me speak with my client today.” No response thereafter Feb 2, 2018: Broadcom’s legal advisor contacted Qualcomm’s legal advisor to provide terms of an improved proposal No response Feb 5, 2018: Broadcom publicly discloses $82 per share offer Feb 8, 2018: Qualcomm Board rejects $82 per share offer but offers to meet with Broadcom Feb 8, 2018: Broadcom attempts to schedule meeting for Feb 9, 10, 11 Qualcomm unwilling to meet until after ISS and Glass Lewis meetings Feb 8, 2018: Broadcom publicly delivers signable, merger agreement highly favorable to Qualcomm and reiterates request for immediate meeting Qualcomm remains unwilling to meet until after ISS and Glass Lewis meetings Feb 14, 2018: Qualcomm met with Broadcom Outcome: Qualcomm offers no response to constructive solutions offered by Broadcom Feb 16, 2018: Qualcomm Board again rejects $82 per share offer Feb 16, 2018: ISS recommends voting on the BLUE proxy card for 4 Broadcom nominees Feb 20, 2018: Glass Lewis recommends voting on the BLUE proxy card for all 6 Broadcom nominees Feb 20, 2018: Qualcomm announces increase in price of NXP offer from $110 to $127.50 per NXP share Having received a highly compelling offer with clear and favorable deal terms and substantial deal certainty, in the form of a signable merger agreement… Qualcomm’s Board has ignored its stockholders desire to secure Broadcom’s value-maximizing proposal and ISS and Glass Lewis recommendations to negotiate with Broadcom Instead, Qualcomm’s Board has elected to transfer excessive value to NXP activist-led stockholders Qualcomm’s Response to Broadcom’s Offer Demonstrates They Have No Intention of Engaging Constructively

The Timing and Magnitude of the NXP Price Change is Contrary to Qualcomm’s Previous Statements and Led to a Significant Transfer of Value Away From Qualcomm Stockholders “We think $110 is a very full price, and I think, as you saw on NXP’s earnings release, the management team there is also reinforcing that $110 is an attractive price for their stockholders as well.” George Davis, CFO – November 1, 2017 “We continue to see this as an attractive deal for both our stockholders and NXP stockholders at $110 per share” Steve Mollenkopf, CEO – January 31, 2018 “We believe we’re paying a fair price…their board agreed we’re paying a fair price. We’re going ahead with the transaction the way that we intended and we will see how this plays out.” Paul Jacobs, Chairman – September 13, 2017 “Elliott’s value assertion for NXP is unsupportable and is clearly nothing more than an attempt to advance its own self-serving agenda. We remain fully committed to closing the acquisition of NXP and believe that the agreed-upon price of $110 is full and fair.” Qualcomm Responds to Elliott Regarding NXP – December 11, 2017 Press Release

Qualcomm Board Has No Excuse if it Fails to Secure Broadcom’s Value-Maximizing Proposal Qualcomm Has Massively Underperformed the S&P 500 During the Tenure of Each Independent Director Date Joined Underperformance to S&P Since Joining Barbara Alexander 7/31/2006 (47%) Thomas Horton 12/8/2008 (120%) Francisco Ros 12/6/2010 (97%) Clark Randt 10/6/2013 (72%) Harish Manwani 5/4/2014 (68%) Mark McLaughlin 7/22/2015 (37%) Tony Vinciquerra 7/22/2015 (37%) Jeffrey Henderson 1/12/2016 (15%) Ann Livermore 10/9/2016 (38%) Strategic Realignment Plan Announcement 7/22/2015 (37%) Steve Mollenkopf CEO, Dec 7, 2017 “…world-class Board that has a strong resume not only outside of Qualcomm, but directly as to what they’ve done at Qualcomm” Note: Market data as of 11/2/2017, Qualcomm’s last unaffected date

Qualcomm’s Business Model Has Been Broken for a Long Time Unnamed Licensee Major licensing customers have halted payments ~$4B In fines in the last three years Governments view Qualcomm’s practices as anti-competitive REGULATORY ISSUES AND FINES BUSINESS CONFLICTS 2006 2014 2015 2016 2017 2012 2009 2010 2007 Jan 2018 (1) 1) Includes NDRC fine of $975M, KFTC fine of $927M, TFTC fine of $778M and European Commission fine of $1.2B

“It is supported by clear evidence that Qualcomm's conduct involved in its overall business model had damaged the competition in the baseband chip markets in order to secure, maintain and reinforce Qualcomm's dominant position in the baseband chip markets.”  Taiwan Fair Trade Commission, 10/11/17 “Qualcomm’s conduct has harmed competition and the competitive process.” Federal Trade Commission Complaint, 1/17/17 “Qualcomm has forced unilateral, unfair terms on licensing contracts without going through a fair calculation process.” Director Shin Young-Sun at the Korea Fair Trade Commission, 12/27/16 “Qualcomm is actually forcing Chinese licensees to accept its additional unfair and unreasonable licensing conditions in the sales of baseband chips.” NDRC of PRC, 2/10/15 Qualcomm’s Board Has Shown a Lack of Leadership, Maintaining the Status Quo Despite Repeated Regulatory Censure Qualcomm Board’s Failed Supervision Has Resulted in Repeated Regulatory Violations and Unfair Business Practices "Qualcomm illegally shut out rivals from the market for LTE baseband chipsets for over five years, thereby cementing its market dominance. Qualcomm's behavior denied consumers and other companies more choice and innovation…” European Commissioner of Competition, Margrethe Vestager, 1/24/18 EU Commission Taiwan - FTC US - FTC Korea - FTC PRC - NDRC $1.2B EU Fine $773M Taiwan Fine $853M South Korea Fine $975M China Fine

Despite All of Its Execution Challenges and Issues, Qualcomm’s Board Has Not Brought in External Perspectives Title Tenure Paul Jacobs Executive Chairman and Board Chairman, Qualcomm 27 years Steve Mollenkopf CEO, Qualcomm 24 years Cristiano Amon President, Qualcomm 23 years Matthew Grob EVP, Technology Qualcomm Technologies 27 years James Thompson EVP, Engineering Qualcomm Technologies and CTO 26 years Alexander Rogers EVP and President, Qualcomm Technology Licensing 17 years Average Tenure 24 years Donald Rosenberg EVP, General Counsel and Corporate Secretary 11 years George Davis EVP and CFO, Qualcomm 5 years Brian Modoff EVP, Strategy and M&A, Qualcomm 3 years Michelle Sterling EVP, Human Resources, Qualcomm 14 years Average Tenure 8 years Business Leadership Operational Executives

New severance plan implemented by incumbent Qualcomm Board and management is the epitome of entrenchment If the current Qualcomm Board terminates employees, there is no penalty, but if a new Qualcomm Board takes the exact same action, it results in additional and significant costs to shareholders This new severance plan raises even more questions given Qualcomm’s $1 billion cost reduction plan and purported $500 million of synergies from NXP, both of which undoubtedly will include employee layoffs Amended the definition of “change of control” for purposes of double-trigger equity award acceleration for all employees, including executive officers, to include losing a proxy fight Raised bid for NXP to $127.50 when stock was trading at $118.50; made this decision in spite of ISS recommendation for Qualcomm to collaborate with Broadcom on a mutually agreed price for the NXP transaction and to negotiate a transaction with Broadcom Qualcomm had repeatedly described the $110 offer price as “full and fair” Instead of Transacting with Broadcom, Qualcomm has Taken Defensive and Value Destructive Actions Qualcomm’s Existing Directors Have Taken Defensive Actions

Vote for independent nominees who are committed to maximizing value for all Qualcomm stockholders Vote for independent nominees to give Qualcomm stockholders the opportunity to obtain significant benefits of Broadcom’s value-maximizing proposal Vote for existing directors who have failed to secure for Qualcomm stockholders Broadcom’s value maximizing proposal and have transferred value to NXP activist-led shareholders Vote to give current leadership more time to underperform while watching peers continue to execute BLUE CARD How Should You Vote? WHITE CARD VOTE THE BLUE CARD FOR ALL SIX BROADCOM NOMINEES